

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04002478

SEC FILE NO.
8-53532

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                    mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DENNING & COMPANY LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

ONE CALIFORNIA STREET, SUITE 2800
                            (No and Street)

SAN FRANCISCO   CALIFORNIA   94111
(city)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DENNING   (415) 399-3939
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
                (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,   Walnut Creek,   California   94596
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possessions

SEC RECEIVED MAR 1 2004 WASH. D.C. 160 SECTION PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the option of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **PAUL DENNING**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DENNING & COMPANY LLC**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

STEPHANIE NICOLE YEE-PHO
Commission # 1441235
Notary Public - California
San Francisco County
My Comm. Expires Sep 23, 2007

_____
Signature

25 FEB 04
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Denning & Company LLC

Annual Audit Report

December 31, 2003



ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Denning & Company LLC

Table of Contents

675 Ygnacio Valley Road, Suite B-213   *(925) 933-2626*
Walnut Creek, California 94596   *Fax (925) 944-6333*

Independent Auditor's Report

Board of Directors
Denning & Company LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Denning & Company LLC (the Company) for the year ended December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis; evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 28, 2004

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Denning & Company LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	110,420
Accounts receivable		565,645
Prepaid expenses and other assets		27,908
Furniture and equipment, net of		
$13,043 accumulated depreciation		48,821
Total assets	$	752,794

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	17,480
Total liabilities		17,480
Total member's equity		735,314
Total liabilities and stockholders' equity	$	752,794

See independent auditor's report and accompanying notes.

Denning & Company LLC

Statement of Income

For the Year Ended December 31, 2003

Revenues:	
Investment banking and advisory fees	$ 1,184,000
Interest income	5,645
Total revenue	1,189,645
Expenses:	
Compensation	310,743
Professional fees	83,297
Rent	60,000
Travel	25,066
Telephone	18,340
Dues and subscriptions	17,237
Depreciation	6,419
Pension cost	4,512
Other operating expense	54,691
Total expenses	580,305
Net Income	$ 609,340

See independent auditor's report and accompanying notes.

Denning & Company LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2003

Member's equity at December 31, 2002	$	643,974
Distributions		(518,000)
Net income		609,340
Member's equity at December 31, 2003	$	735,314

Denning & Company LLC

Statement of Cash Flows

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	609,340
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		6,419
(Increase) decrease in:		
Accounts receivable		(546,609)
Prepaid expenses and other assets		(12,530)
Increase (decrease) in:		
Accounts payable and accrued expenses		(10,180)
Accrued retirement plan contributions		(224,230)
Net cash provided (used) by operating activities	$	(177,790)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(21,815)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(518,000)
Net increase (decrease) in cash		(717,605)
Cash, December 31, 2002		828,025
Cash, December 31, 2003	$	110,420

See independent auditor's report and accompanying notes.

(1) <u>Organization</u>

  Denning & Company LLC (the Company) was organized as a limited liability company in the State of California on June 13, 2001 and terminates on December 31, 2021. Liability of the Company's member is limited to his contributed capital. The Company was accepted as a member of the National Association of Securities Dealers on January 24, 2002. The Company engages in private equity advisory services on a fee basis.

(2) <u>Summary of Significant Accounting Policies</u>

  <u>Advisory Fees</u>
  Private equity advisory fees are recognized when earned per fee contract or the success of a predetermined event.

  <u>Cash and Cash Equivalents</u>
  The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

  <u>Receivables</u>
  The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

  <u>Use of Estimates</u>
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  <u>Income Taxes</u>
  The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800 and a California LLC fee based on gross revenue.

(2) <u>Summary of Significant Accounting Policies</u> (continued)

      <u>Fair Value of Financial Instruments</u>
      Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

      <u>Furniture and Equipment</u>
      Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

(3) <u>Net Capital Requirements</u>

      The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2003, the Company's net capital was $92,940 which exceeded the requirement by $87,940.

(4) <u>Risk Concentrations</u>

      At December 31, 2003, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $15,075.

      Due to the nature of the investment banking and advisory business, the Company's revenue during the period was generated from six customers, of which 95% was earned from one customer.

(5) Defined Benefit Pension Plan

In 2002, the Company established a qualified, noncontributory defined benefit pension plan covering all of its employees. The benefits are based on each employee's years of service and average annual compensation over the three highest consecutive plan years. An employee becomes fully vested upon completion of six years of qualifying service.

Member benefit accruals were frozen effective January 1, 2003 and all remaining plan benefit accruals were frozen effective December 31, 2003 by plan amendments in order to reduce the 2003 funding obligation. Freezing future benefit accrual constitutes curtailments pursuant to SFAS88. A curtailment gain of 49,964 is recognized offsetting the net periodic pension cost of $54,576.

Plan assets at December 31, 2003 were made up entirely of interest bearing bank accounts and certificates of deposit.

The following table provides further information about the plan and amounts recognized in the accompanying balance sheet:

Fair value of plan assets at December 31, 2003	$ 241,905
Benefit obligation at December 31, 2003	220,021
Funded status	$ 21,884
Benefit cost	54,576
Curtailment gains	49,964
	4,612
Employer contributions	238,764
Participants' contributions	0
Benefits paid	0

Weighted-average assumptions as of December 31, 2003:

Discount rate	5%
Expected return on plan assets	5%
Rate of compensation increase	3%

SUPPLEMENTAL INFORMATION

Denning & Company LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

As of December 31, 2003

Net Capital:

Total member's equity qualified for net capital		$	735,314
Less: Non-allowable assets			
Accounts receivable	565,645		
Prepaid expenses and other assets	27,908		
Furniture and equipment, net	48,821		
Total non-allowable assets			642,374
Net capital		$	92,940
Net minimum capital requirement of 6.67% of aggregate indebtedness of $17,480 or $5,000, whichever is greater			5,000
Excess net capital		$	87,940

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2003	$	69,714
Increase in member's equity		587,087
Increase in non-allowable assets		(563,861)
Net capital per above computation	$	92,940

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Denning & Company LLC

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2003

Not applicable

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Denning & Company LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Denning & Company LLC (the Company) for the period ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated January 28, 2004.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 28, 2004

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